

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2023

Laura Moon
Chief Accounting Officer
Piedmont Office Realty Trust, Inc.
5565 Glenridge Connector, Ste. 450
Atlanta, GA 30342

      Re: Piedmont Office Realty Trust, Inc.
          Form 10-K for the year ended December 31, 2022
          Filed February 23, 2023
          File No. 001-34626

Dear Laura Moon:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction